Free Writing Prospectus filed
Pursuant to Rule 433
Registration Statement on
Form S-1 (No. 333-273100)
Dated October 10, 2023

RISE OIL AND GAS, INC.



2023 | Investor Presentation

CREATING A SUSTAINABLE INVENTORY OF HIGHLY ECONOMIC WELLS



In addition to current and historical information, this presentation contains forward-looking statements. These statements generally relate to our future operations, prospects, potential products, services, developments, business strategies or our future financial performance. Forward-looking statements reflect our expectations and assumptions only as of the date of this presentation and are subject to risks and uncertainties. Actual events or results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "may," "will," "likely," "should," "expect," "anticipate," "could," "contemplate," "target," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "target," "predict," "potential," "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. We have included a discussion of certain risks and uncertainties that could cause actual results and events to differ materially from our forward-looking statements in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the prospectus filed with the SEC for the offering to which this presentation relates. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statement after the date of this presentation, whether as a result of new information, future events or otherwise.

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this presentation relates. This registration statement has not been declared effective yet. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The registration statement is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com. No shares of our common stock may be sold, nor may offers to buy be accepted, prior to the time when the registration statement becomes effective. This presentation shall not constitute, and may not be used in connection with, an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of an effective registration statement (including a prospectus).

OFFERING SUMMARY

ISSUER	RISE Oil & Gas, Inc.
LISTING	NYSE American: RISE
SHARES OFFERED	2,000,000
EXPECTED OFFERING PRICE	$5.00
EXPECTED OFFERING SIZE	$10,000,000
USE OF PROCEEDS	• Acquire New Oil and Natural Gas Leases • Drill and Complete New Wells • General Corporate Purposes
BOOK RUNNING MANAGER	ThinkEquity

RISE

Rise Oil & Gas, Inc. is an independent oil and natural gas company focused on securing high-quality, long-lived oil and natural gas assets to create a sustainable inventory of highly economic wells.

- Approximately 3,500* mostly contiguous net leasehold acres in the Texas portion of the Permian Basin. *As of June 30, 2023
- Actively evaluating opportunities across all oil and natural gas producing regions.
- Our founders have established, developed, operated, and sold or merged multiple companies.
- Our founders have raised over 1 billion dollars in financing for oil and natural gas projects and development.

RISE

Kelly Hoffman
Founder, Chairman of the Board, Chief Executive Officer

- Rise Oil & Gas Founder, COB & CEO since inception in June 2021
- 40 years of oil and gas industry experience
- CEO & Director of Ring Energy, Inc. (NYSE:REI) (Jan 2013- Oct 2020)
  - Grew Ring from under $50MM to over $1B in market capitalization in less than 6 years
  - Led successful acquisitions of over $350MM
  - Oversaw private and public equity raises of over $400MM
  - Instrumental in building a banking syndicate with a $725MM facility
- Co-founder, CEO & President of private oil and gas company Arrow Operating Co. (AOCO)
  - Increased revenue by 600%
  - Sold to Range Resources Corp. (formerly Lomak Petroleum Inc.)
- Served as a director of Joe's Jeans, Inc. (NASDAQ:JOEZ) and Differential Brands Group Inc. (NASDAQ:DFBG)
  - Participated in successful company buyouts/exits of $100MM and $1.38B, respectively

Danny Wilson
Founder, Director, President, Chief Operating Officer

- Rise Oil & Gas Founder, Director, President & COO since inception in June 2021
- 39 years of oil and gas industry experience
- EVP & COO of Ring Energy, Inc. (NYSE:REI) (Jan 2013 – Dec 2020)
  - Oversaw the drilling of over 300 producing wells including 138 horizontal wells on the Central Basin Platform, Northwest Shelf, and Delaware Basin of the Permian Basin
  - Increased oil and gas output from approximately 100 Boepd to almost 16,000 Boepd
  - Led the engineering team responsible for numerous acquisitions including the $300MM purchase of Wishbone Energy Partners in 2019
- Served as a director and VP of Engineering of privately held Breck Operating Corp. (1983 – 2012)
  - Instrumental in building two successful exploration and production companies
  - Responsible for all aspects of acquisitions, drilling, and production across the Permian Basin, Mid-Continent, Gulf Coast, and Rocky Mountain oil-producing regions of North America
  - Built a $100MM oil and gas royalty company covering 12 states and with over 1400 producing properties
- Bachelor of Science in Petroleum Engineering from Texas A&M University

Brian Feldott
Chief Financial Officer, Treasurer, Vice President of Investor Relations

- CFO since January 2023
- Expertise in corporate finance, treasury operations, and accounting
- CFO of East Shore Investments, LLC (Feb 2019 - Dec 2022)
- Treasurer of Newfield Exploration Company (NYSE:NFX) (2017-2019)
  - Responsible for tax, corporate finance, treasury, and risk management at Newfield
  - Negotiated and raised $2 billion in unsecured capital
  - Finance integration team leader during Newfield's $7.7 billion merger with Encana Corp. (Ovintiv Inc.)
- Treasurer and Director of Investor Relations for Newpark Resources Inc. (NYSE:NR) (2010-2017)
  - Enhanced global treasury function at Newpark, centralized operations, and enhanced capital structure
  - Issued public convertible bonds and multiple credit facilities
  - Gained Tier-1 analyst coverage for Newpark for the first time in company history
- Senior Director of Tax and Treasury for ExpressJet Airlines
- Certified Public Accountant in the State of Texas
- Currently serves as audit committee chairman on the board of directors of Integrated Rail & Resources Acquisition Corp.
- Education:
  - Bachelor of Arts degree in Economics from the University of Texas
  - MBA in Finance from the University of Houston
  - Master of Legal Studies in Oil, Natural Gas, and Energy Law from the University of Oklahoma

Matt Garner
General Counsel, Secretary, Vice President of Land

- General Counsel & VP of Land since April 2022
- Corporate Secretary since December 2022
- 23 years of legal experience
- Involved in over $2B worth of oil and gas acquisitions and divestitures
- Attorney in the Office of General Counsel at the Texas Railroad Commission
  - Involved in the drafting and implementation of rules regarding the weatherization of critical natural gas infrastructure
- General Counsel and VP of Land at Ring Energy, Inc. (2016-2020)
- Private Practice (2011-2016)
  - Represented oil and gas companies in connection with acquisitions, divestitures, land titles, and regulatory matters
- General Counsel and Land Advisor at Henry Petroleum LP, and successor Henry Resources LLC (2008-2011)
  - Managed land and legal aspects of a drilling program that included up to 12 rigs, resulting in the drilling of approximately 400 oil and gas wells
- W.L. Gore & Associates, Inc. – Medical Products Division (2004-2006)
  - Responsible for regulatory matters on a worldwide basis
- Education:
  - Bachelor of Arts degree in Political Science from Abilene Christian University
  - Juris Doctor degree from Baylor University School of Law

RISE

Lori Nembirkow
Director Nominee

- Over 25 years of legal and public company experience specializing in transactions
- True Religion Brand Jeans – Executive VP, General Counsel, and Corporate Secretary (2022-present)
  - Involved in implementing over $200MM in financings
- Centric Brands LLC – Executive VP, General Counsel and Corporate Secretary (2004-2022)
  - Centric Brands – Formerly Differential Brands Group, Inc (NASDAQ:DFBG), Joe's Jeans (NASDAQ:JOEZ), and Innovo Brands Group, Inc. (NASDAQ:INNO)
  - Apparel and accessory company with over $2B in revenue
  - Advised on over $2B in mergers, public, and private financings
  - Headed global legal operations team in charge of legal services, compliance, and ethics
  - Oversaw legal expansion in Asia and Europe
  - Advised Board of Directors as well as Audit, Compensation, Nominating, and Governance Committees on all matters including acquisitions, insider-trading policies, employment policies, and Code of Ethics
  - Prepared and reviewed all SEC and Nasdaq filings and related matters
- Trimeris, Inc (NASDAQ:TRMS) – Legal Counsel (1998-2002)
  - Coordinated and participated in all aspects of public follow-on and private placement offerings
  - Prepared, reviewed and advised on all corporate governance, SEC and Nasdaq matters
- Hutchison & Mason PLLC - Associate Attorney (1998-1999)
- Licensed to practice law in North Carolina and Tennessee.
- Application pending with New York for registered in-house counsel
- Education:
  - Bachelor of Arts in History from the University of Tennessee, Knoxville
  - Juris Doctor from University of North Carolina School of Law

David E. Beard, CFA
Director Nominee

- 30 years of experience in the finance, research, and investment banking industry
- Founding partner boutique investment firm Coker Palmer Institutional (2015-2022)
  - Director of Research & Lead E&P Analyst
  - Covered over 40 publicly traded stocks
- Iberia Capital Partners – Managing Director of Sell-Side Energy Research (2010-2015)
- Winterport Capital – Founder and CIO (2009-2010)
- Portfolio Manager – multiple traditional and hedge fund companies (1996-2008)
  - Responsible for managing funds up to $400MM
- Credit Suisse – Research Analyst (1994-1996)
- Chartered Financial Analyst
- Education:
  - AB degree in Economics and Political Theory from Bowdoin College
  - MBA in Accounting and Finance from Columbia Business School

David M. Bledsoe
Director Nominee

- 37 years of oil and gas experience
- Henry Resources LLC – President (2017-present)
  - Independent oil and gas company in business since 1969 and headquartered in Midland, TX
  - VP of Engineering and Business Development (2012-2017)
  - Business Development/Reservoir Engineer (2008-2012)
  - Production/Reservoir Engineer (2007-2008)
- Oxy Permian – Petroleum Engineering Advisor to Business Development (2001-2007)
  - Successfully evaluated over $2B in acquisitions
- Bass Enterprises Production Co. – Division Engineer (1990-2001)
  - Rose from being a production/reservoir engineer over the Slaughter Field in West Texas to Division Engineer for the entire West Texas Division
- Amoco Production Co. – Reservoir/Production Engineer (1986-1990)
- Registered Professional Engineer in the State of Texas
- Education:
  - Bachelor of Science in Mechanical Engineering from the University of Texas, Austin

NEAR-TERM OBJECTIVE

Commence operations on our undeveloped leasehold acreage while we continue to search for and evaluate additional attractive acquisition opportunities.

LONG-TERM OBJECTIVE

Create stockholder value by identifying and assembling a portfolio of low-risk, long-lived oil and natural gas production assets with attractive economic profiles.

PRIMARY GOALS

Efficiently drill and develop our prospects, create proved reserves, establish production, and generate cash flow.

Commence our obligation to drill a well by March 31, 2024.

We will strive to leverage the technical and managerial expertise to deliver profitable results from our properties.



Quick Facts:

- The Permian Basin is approximately 250 miles wide and 300 miles long. It covers most of West Texas and Southeast New Mexico.
- Per the Texas Railroad Commission, there are over 7000 oil and natural gas fields located in the Permian Basin.
- As of June 2023, the Energy Information Agency estimates that the Permian Basin will produce approximately 46% of the oil in the U.S. and 22% of its natural gas.
- As of June 23, 2023, Baker Hughes reports that 50% of all drilling rigs in the U.S. are working in the Permian Basin.
- According to Energy Information Agency the Permian Basin has produced over 33 billion barrels of oil and 118 trillion cubic feet of natural gas.
- The Energy Information Agency estimated in 2021 that Proved Remaining Recoverable Reserves in the Permian Basin are 14.8 billion barrels of oil and 75 trillion cubic feet of natural gas.



104°
102°
100°
34°
32°
30°
Palo Duro Basin
Matador Arch
NEW MEXICO
TEXAS
Northwest Shelf
San Simon Channel
Eastern Shelf
Central Basin Platform
Midland Basin
Delaware Basin
Diablo Platform
TEXAS
MEXICO
Ozona Arch
Val Verde Basin
Marathon-Ouachita Fold Belt
NEW MEXICO
TEXAS
0
100 mi
0
100 km
Permian Basin

OUR AREAS OF INTEREST

RISE



New Mexico
Texas
Northwest Shelf
Midland Basin
Midland
Central Basin Platform
El Paso
Delaware Basin
Ozona Arch
Val Verde Basin
Rise O&G - Areas of Interest
Permian Sub-Basins
Permian Basin Extent
Miles
0
50
100

- Central Basin Platform and Northwest Shelf of the Permian Basin
- Multiple Stacked Pay Intervals
- Shallow Depth (Less than 8000')
- Conventional reservoirs as opposed to unconventional reservoirs (shales) in the deeper basins.
- Easy access to infrastructure and oilfield services

RISE



Andrews & Gaines Co., Texas

- This map illustrates the established concept of drilling new horizontal San Andres wells between existing, legacy San Andres Fields*.
- In this example the legacy wells were drilled as early as the 1940s**.
- The wells circled in red are key legacy wells outside of the main fields indicating the presence of hydrocarbons in the San Andres.
- Most new San Andres wells have been drilled in the last 10 years.

Map Legend

Legacy San Andres Wells

San Andres key wells indicating hydrocarbons

New horizontal San Andres wells

*Map is a Rise Oil & Gas work product.

** Per Texas Railroad Commission

Yoakum County, Texas

- This map illustrates the established concept of drilling new horizontal San Andres wells between existing, legacy San Andres Fields*.
- In this example the legacy wells were drilled as early as the 1930s**.
- The wells circled in red are key legacy wells outside of the main fields indicating the presence of hydrocarbons in the San Andres.
- Most new horizontal wells have been drilled in the last 15 years.



Map Legend

- Legacy San Andres Wells
- San Andres key wells indicating hydrocarbons
- New horizontal San Andres wells

*Map is a Rise Oil & Gas work product.

** Bulletin of the AAPG Vol. 27, No. 4 (April 1943). W.T. Schneider, "Wasson Field, Yoakum and Gaines Counties, Texas".

Rise's Current Project Area

- Similar to the previous examples, this prospect has key wells indicating hydrocarbon in the San Andres between legacy San Andres fields*.
- Rise has accumulated approximately 3,500 mostly contiguous net acres.
- Offsetting legacy San Andres fields have produced over 1.2 billion barrels of oil since the 1930s**.
- Up to four additional producing zones possible in the prospect area.


NW
SE

Map Legend

- Legacy San Andres Wells
- San Andres key wells indicating hydrocarbons
- New horizontal San Andres wells
- Area of Interest

*Map is a Rise Oil & Gas work product.

** Production numbers are for the whole field (from Advanced Resources International, DOE Report [2006]).

OUR ASSETS

- Approximately 3,500 mostly contiguous net acres
- Offsetting fields have produced in excess of 1.2 billion barrels of oil
- Stacked multi-pay potential
- Easy access to infrastructure
- Current leases viewed to have favorable leasing terms



RISE

Our primary business objective is to increase stockholder value through the following strategies:

- Acquire inventory, develop reserves, grow production and cash flow by targeting acreage in historically prolific basins.
- Leverage extensive acquisition experience to evaluate and execute accretive opportunities.
- Maintain a high degree of operational control.
- Maximize returns by optimizing drilling and operational efficiencies.
- Target contiguous acreage positions in the Permian Basin and other oil and natural gas producing regions.
- Preserve financial flexibility to pursue organic and external growth opportunities.
- Proactively engage and collaborate with experts in matters related to safety, regulation, environmental, and community relations.
- Maximize shareholder value.

BALANCE SHEET SUMMARY

	As of June 30, 2023 Actual
Total current assets	$1,938,226
Net property and equipment	$2,400,984
Total other assets	$1,841,826
Total assets	$6,181,036
Total current liabilities	$1,903,648
Total liabilities	$1,903,648
Total stockholders' equity	$4,277,388
Total liabilities and stockholders' equity	$6,181,036



PRE-OFFERING CAP TABLE

	Adjusted June 30, 2023*
Common Shares Outstanding	3,626,334
Options	None
Warrants	None
Fully Diluted Shares Outstanding	3,626,334

*After giving effect to the 1-for-5 reverse stock split of our outstanding shares of common stock to be effected prior to the consummation of this offering.


WALL ST
1-9
WALL ST
1-9



We are different.

Our experienced and principled management team, high degree of operational control, and development opportunities differentiates us from our competitors and provides the opportunity to grow our company.

Experienced and principled management team

High degree of operational control

Development opportunities

Extensive financial experience within the industry



APPENDIX



"It wasn't that long ago, that the idea that anybody produced a barrel of oil was, somehow, something terrible. I mean, just try doing without 11 million barrels a day and see what happens tomorrow." (2022)

– Warren Buffet, Chairman and CEO Berkshire Hathaway



"Absolutely not and that would be the road to hell for America,"

– JP Morgan-Chase CEO Jamie Dimon's response when asked at a congressional hearing about whether JP Morgan-Chase had a policy against investing in new oil and gas projects.



"Realistically I think we need to use oil and gas in the short term, because otherwise civilization will crumble"

– Elon Musk, CEO Tesla



"When people think about oil and gas demand, they think of the developed world and the efficiencies that you see. But you can't forget about the developing world. There are large parts of the world with lots of people that have to come up that development curve, and it's going to require energy. And until you get more affordable and reliable sources of alternative energies, oil and gas will play a key role".

– Darren Woods, CEO ExxonMobil Corp.


EY

"The oil and gas sector can, must and will play a role in solving the climate crisis. It is essential, therefore, that the sector not only survives but thrives."

– Saulius Adomaitis, EY Global Oil & Gas Leader


Chevron

"We need an honest dialogue, one that recognizes our industry is a vital sector of the U.S. economy and is essential to our national security."

– Michael Wirth, Chairman & CEO Chevron Corp.

CONTACT US



Email: info@riseoil.com • Phone: 1-512-615-RISE (7473) • Mail: PO BOX 28530, Austin, TX 78755 • Web: RiseOil.com

RISE
OIL AND GAS, INC.



THANK YOU FOR YOUR CONSIDERATION.